SECURITIES AND EXCHANGE COMMISSION


                         Washington, D.C.  20549





                               FORM 11-K


              [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the Fiscal Year Ended December 31, 1997

                                   OR

              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                 ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE
                             AND SAVINGS PLAN



                        Commission File No. 1-3183






                          ENSERCH CORPORATION


             Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

             (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                         TABLE OF CONTENTS


                                                                   Page
                                                                   ----
    FINANCIAL STATEMENTS

       The following statements are furnished for the Plan:

          Statement of Net Assets Available for Benefits,
               December 31, 1997 and 1996                             1

          Statement of Changes in Net Assets Available for Benefits,
               for the Year Ended December 31, 1997                   2

          Statement of Changes in Net Assets Available for Benefits,
               for the Year Ended December 31, 1996                   3

          Notes to Financial Statements                               4

          Supplemental Schedules:

               Schedule of Assets Held for Investment Purposes,
                    December 31, 1997                                 9

               Schedule of Reportable Transactions for the Year
                    Ended December 31, 1997                          10

    INDEPENDENT AUDITORS' REPORT                                     11

    EXHIBITS

       The following exhibit is filed herewith:

          Independent Auditors' Consent                              13


ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                December 31,

                                                            1997                  1996
                                                      -------------        --------------
ASSETS

Cash and Short-term Investments                       $     246,862        $     279,838

Investments - at fair value:
     ENSERCH Corporation Common Stock                            --           41,781,064

     Enserch Exploration, Inc. (EEX)
          Common stock                                   18,025,953              305,629
     Texas Utilities Company (TUC) Common Stock          14,143,574                   --
     Fidelity Mutual Funds:
          Equity Funds:
               Magellan                                  10,716,846           10,699,452
               Puritan                                   12,338,473           12,066,082
               Equity Income                              4,869,649            3,405,103
               Spartan U.S. Equity Index                  5,359,302            3,447,602
          U.S. Bond Index                                 2,277,711            2,458,157
          Retirement Government Money Market Portfolio    4,592,773            5,462,084
     Participant loans receivable                           777,489              969,332
                                                        -----------          -----------
                    Total investments                    73,101,770           80,594,505
                                                        -----------          -----------
Receivables:
     Employer contributions                                      --               61,113
     Dividends and interest                                   7,638                4,079
                                                        -----------          -----------
                    Total assets                         73,356,270           80,939,535
                                                        -----------          -----------

LIABILITIES

Administrative expense payable                               61,002               61,113
                                                        -----------          -----------
NET ASSETS AVAILABLE FOR BENEFITS                       $73,295,268          $80,878,422
                                                        ===========          ===========

See accompanying Notes to Financial Statements.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                                      SUPPLEMENTAL INFORMATION
                                                               ----------------------------------------------------------------
                                                                                                       FIDELITY MUTUAL FUNDS
                                                                                                    ---------------------------

                                                               ENSERCH          EEX          TUC
                                                               Common         Common        Common
                                                               Stock           Stock        Stock
                                                 Total         Fund            Fund          Fund      Magellan     Puritan



NET ASSETS AVAILABLE, FOR BENEFITS,
   BEGINNING OF YEAR                          $80,878,422    $41,781,064    $305,629    $        --  $10,699,452  $12,066,082
                                              -----------   ------------  -----------   -----------  -----------  -----------

ADDITIONS:
    Investment Income-
      Interest and dividends                    1,731,124        166,243           --       173,328      154,117      473,850
                                              -----------   ------------  -----------   -----------  -----------  -----------
    Contributions:
      Participants' payroll deductions          5,741,763        590,220       39,169       239,929    1,448,359    1,622,757
      Participants' rollover transfers            121,890            716           --           902       27,353       23,191
      Employer's matching contributions         2,026,724        249,865       29,278       519,919      319,625      372,060
                                              -----------   ------------  -----------   -----------  -----------  -----------
        Total contributions                     7,890,377        840,801       68,447       760,750    1,795,337    2,018,008
                                              -----------   ------------  -----------   -----------  -----------  -----------
    Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments                 6,471,288     (5,595,297)   2,406,566     2,399,420    2,594,281    2,249,350
                                              -----------   ------------  -----------   -----------  -----------  -----------
     Total additions                           16,092,789     (4,588,253)   2,475,013     3,333,498    4,543,735    4,741,208
                                              -----------   ------------  -----------   -----------  -----------  -----------
DEDUCTIONS:
    Distributions to withdrawing participants (11,652,191)    (1,334,528)  (1,771,263)   (1,193,163)  (1,494,685)  (1,755,551)
    Administrative expenses                      (263,759)       (15,885)      (3,053)       (1,874)      (4,246)      (4,494)
                                              -----------   ------------  -----------   -----------  -----------  -----------
     Total deductions                         (11,915,950)    (1,350,413)  (1,774,316)   (1,195,037)  (1,498,931)  (1,760,045)
                                              -----------   ------------  -----------   -----------  -----------  -----------
TRANSFERS BETWEEN FUNDS - Net                          --    (35,810,774)  19,062,219    13,059,341     (424,126)     368,116
                                              -----------   ------------  -----------   -----------  -----------  -----------
PLAN CHANGES:
    New plan members                              637,019             --           --            --       94,053       11,349
    Distribution to EEX                       (12,394,936)            --   (2,020,429)   (1,048,867)  (2,672,786)  (3,071,102)
                                              -----------   ------------  -----------   -----------  -----------  -----------
     Total                                    (11,757,917)            --   (2,020,429)   (1,048,867)  (2,578,733)  (3,059,753)
                                              -----------   ------------  -----------   -----------  -----------  -----------
OTHER ACTIVITY                                     (2,076)       (31,624)     (22,163)       (5,361)     (24,551)     (17,135)
                                              -----------   ------------  -----------   -----------  -----------  -----------
     Net additions (deductions)                (7,583,154)   (41,781,064)  17,720,324    14,143,574       17,394      272,391
                                              -----------   ------------  -----------   -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                $73,295,268   $         --  $18,025,953   $14,143,574  $10,716,846  $12,338,473
                                              ===========   ============  ===========   ===========  ===========  ===========


                                                                 SUPPLEMENTAL INFORMATION
                                              -------------------------------------------------------------
                                                        FIDELITY MUTUAL FUNDS
                                              -------------------------------------------------
                                                                                     Retirement
                                                              Spartan               Government
                                                                U.S.       U.S.       Money
                                                 Equity        Equity      Bond       Market
                                                 Income        Index      Index      Portfolio     Other



NET ASSETS AVAILABLE, FOR BENEFITS,
   BEGINNING OF YEAR                           $3,405,103  $3,447,602  $2,458,157  $5,462,084  $1,253,249
                                               ----------  ----------  ----------  ----------  ----------

ADDITIONS:
    Investment Income-
      Interest and dividends                       89,189      85,826     177,384     307,330     103,857
                                               ----------  ----------  ----------  ----------  ----------
    Contributions:
      Participants' payroll deductions            495,738     445,419     342,360     517,812          --
      Participants' rollover transfers             32,149      29,360       5,286       2,933          --
      Employer's matching contributions            86,017      74,216      82,495     125,689     167,560
                                               ----------  ----------  ----------  ----------  ----------
        Total contributions                       613,904     548,995     430,141     646,434     167,560
                                               ----------  ----------  ----------  ----------  ----------
    Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments                 1,095,841   1,267,487      53,100         540          --
                                               ----------  ----------  ----------  ----------  ----------
     Total additions                            1,798,934   1,902,308     660,625     954,304     271,417
                                               ----------  ----------  ----------  ----------  ----------
DEDUCTIONS:
    Distributions to withdrawing participants    (672,312)   (385,086)   (403,264) (2,517,079)   (125,260)
    Administrative expenses                        (1,018)     (1,018)     (1,099)     (1,916)   (229,156)
                                               ----------  ----------  ----------  ----------  ----------
     Total deductions                            (673,330)   (386,104)   (404,363) (2,518,995)   (354,416)
                                               ----------  ----------  ----------  ----------  ----------
TRANSFERS BETWEEN FUNDS - Net                   1,033,891   1,215,005      38,353   1,498,078     (40,103)
                                               ----------  ----------  ----------  ----------  ----------
PLAN CHANGES:
    New plan members                              131,428      47,069      34,944     285,222      32,954
    Distribution to EEX                          (834,757)   (862,498)   (517,632) (1,103,894)   (262,971)
                                               ----------  ----------  ----------  ----------  ----------
     Total                                       (703,329)   (815,429)   (482,688)   (818,672)   (230,017)
                                               ----------  ----------  ----------  ----------  ----------
OTHER ACTIVITY                                      8,380      (4,080)      7,627      15,974      70,857
                                               ----------  ----------  ----------  ----------  ----------
     Net additions (deductions)                 1,464,546   1,911,700    (180,446)   (869,311)   (282,262)
                                               ----------  ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                 $4,869,649  $5,359,302  $2,277,711  $4,592,773  $  970,987
                                               ==========  ==========  ==========  ==========  ==========

See accompanying Notes to Financial Statements.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                    SUPPLEMENTAL INFORMATION
                                                               --------------------------------------------------------------
                                                                                              FIDELITY MUTUAL FUNDS
                                                                                       --------------------------------------

                                                               ENSERCH          EEX
                                                               Common         Common
                                                               Stock           Stock                               Equity
                                                 Total         Fund            Fund       Magellan     Puritan     Income



NET ASSETS AVAILABLE, FOR BENEFITS,
   BEGINNING OF YEAR                          $62,142,043    $44,410,600  $   65,995    $ 7,039,928  $ 5,664,094  $       --
                                              -----------   ------------  -----------   -----------  -----------  ----------

ADDITIONS:
    Investment Income-
      Interest and dividends                    1,288,367        495,037           --       123,544      292,003      20,328
                                              -----------   ------------  -----------   -----------  -----------  ----------
    Contributions:
      Participants' payroll deductions          6,404,956      1,180,656       35,011     2,063,172    1,928,489      80,957
      Participants' rollover transfers            372,737         25,735        2,778       117,262       55,765      12,330
      Employer's matching contributions         2,213,065      1,513,653      103,712       117,835      128,950      15,998
                                              -----------   ------------  -----------   -----------  -----------  ----------
        Total contributions                     8,990,758      2,720,044      141,501     2,298,269    2,113,204     109,285
                                              -----------   ------------  -----------   -----------  -----------  ----------
    Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments                18,777,277     17,013,713       24,850       823,204      790,512     106,959
                                              -----------   ------------  -----------   -----------  -----------  ----------
     Total additions                           29,056,402     20,228,794      166,351     3,245,017    3,195,719     236,572
                                              -----------   ------------  -----------   -----------  -----------  ----------
DEDUCTIONS:
    Distributions to withdrawing participants (10,035,265)    (8,095,993)      (9,125)     (483,498)    (449,554)    (16,825)
    Administrative expenses                      (288,295)       (29,095)        (205)       (3,813)      (3,264)        (15)
                                              -----------   ------------  -----------   -----------  -----------  ----------
     Total deductions                         (10,323,560)    (8,125,088)      (9,330)     (487,311)    (452,818)    (16,840)
                                              -----------   ------------  -----------   -----------  -----------  ----------
TRANSFERS BETWEEN FUNDS - Net                          --    (14,746,401)      83,181       948,126    3,704,039   3,193,100
                                              -----------   ------------  -----------   -----------  -----------  ----------
OTHER ACTIVITY                                      3,537         13,159         (568)      (46,308)     (44,952)     (7,729)
                                              -----------   ------------  -----------   -----------  -----------  ----------
     Net additions (deductions)                18,736,379     (2,629,536)     239,634     3,659,524    6,401,988   3,405,103
                                              -----------   ------------  -----------   -----------  -----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                $80,878,422   $ 41,781,064  $   305,629   $10,699,452  $12,066,082  $3,405,103
                                              ===========   ============  ===========   ===========  ===========  ==========



                                                          SUPPLEMENTAL INFORMATION
                                               -----------------------------------------------
                                                     FIDELITY MUTUAL FUNDS
                                               -----------------------------------
                                                                      Retirement
                                                 Spartan               Government
                                                   U.S.       U.S.       Money
                                                  Equity      Bond       Market
                                                  Index      Index      Portfolio     Other



NET ASSETS AVAILABLE, FOR BENEFITS,
   BEGINNING OF YEAR                           $       --  $1,690,232  $2,183,798  $1,087,396
                                               ----------  ----------  ----------  ----------

ADDITIONS:
    Investment Income-
      Interest and dividends                       18,939     124,897     133,615      80,004
                                               ----------  ----------  ----------  ----------
    Contributions:
      Participants' payroll deductions             73,913     450,131     592,627          --
      Participants' rollover transfers             18,120      12,962     127,785          --
      Employer's matching contributions            14,217      29,162      40,538     249,000
                                               ----------  ----------  ----------  ----------
        Total contributions                       106,250     492,255     760,950     249,000
                                               ----------  ----------  ----------  ----------
    Net unrealized and realized
      appreciation (depreciation) in
      fair value of investments                    80,684     (62,645)         --          --
                                               ----------  ----------  ----------  ----------
     Total additions                              205,873     554,507     894,565     329,004
                                               ----------  ----------  ----------  ----------
DEDUCTIONS:
    Distributions to withdrawing participants      (2,636)   (168,503)   (756,021)    (53,110)
    Administrative expenses                           (17)     (1,209)     (1,712)   (248,965)
                                               ----------  ----------  ----------  ----------
     Total deductions                              (2,653)   (169,712)   (757,733)   (302,075)
                                               ----------  ----------  ----------  ----------
TRANSFERS BETWEEN FUNDS - Net                   3,245,813     389,448   3,153,766      28,928
                                               ----------  ----------  ----------  ----------
OTHER ACTIVITY                                     (1,431)     (6,318)    (12,312)    109,996
                                               ----------  ----------  ----------  ----------
     Net additions (deductions)                 3,447,602     767,925   3,278,286     165,853
                                               ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                 $3,447,602  $2,458,157  $5,462,084  $1,253,249
                                               ==========  ==========  ==========  ==========

See accompanying Notes to Financial Statements.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL
STATEMENTS



1.     DESCRIPTION OF THE PLAN

     General - The ENSERCH Corporation Employee Stock Purchase and Savings Plan ("the Plan"), is a participant-directed defined contribution combination employee stock ownership and profit sharing plan under Sections 401(a), 401(k), 401(m) and 4975(e)(7) of the Internal Revenue Code ("the Code"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     In August 1997, ENSERCH Corporation ("ENSERCH" or "the Corporation") became a wholly-owned subsidiary of Texas Utilities Company ("TUC"). The merger was immediately preceded by a distribution of Enserch Exploration, Inc. ("EEX") (a majority-owned publicly traded subsidiary) shares to holders of ENSERCH common stock. Under terms of the merger agreement, shares of the common stock of TUC were exchanged for all of the outstanding shares of the Corporation and company matching contributions were modified to be in the form of TUC stock. Pursuant to the distribution of EEX shares, approximately $12,395,000 of Plan assets were transferred to the EEX Corporation Employee Stock Purchase and Savings Plan.

     In 1995, the Corporation acquired DGS Holdings Corp. During the 1997 Plan year, the Plan Committee approved the merger of the Thrift and Profit Sharing Plan for Employees of DGS Holdings, Inc. (DGS Plan) into the Plan. The DGS Plan assets, totaling approximately $637,000, were transferred into the Plan in December 1997.

     The following description is provided for general information only. Reference should be made to the Plan document for more complete information.

     The Plan was established by ENSERCH and its divisions and participating subsidiary companies to encourage and assist employees in establishing an individual savings and investment program. A committee appointed by the TUC Board of Directors is responsible for the general administration, management and operation of the Plan. Chase Bank ("the Trustee"), a federally chartered bank, serves as trustee and is custodian of the assets of the Plan.

     Participation by eligible employees is voluntary. All full time employees of ENSERCH and its participating subsidiaries who were on the ENSERCH payroll for the last payroll period of 1997 were eligible to participate in the Plan, and those participating remain eligible while employed by an affiliate of TUC. Individuals employed by ENSERCH and its subsidiaries subsequent to the last payroll period of 1997 are eligible to participate in the Employees' Thrift Plan of TUC.

     Participants' Contributions - Under the Plan, a participant may invest pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of one percent up to a maximum of 16 percent of base pay. The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $160,000 in 1997 on the pay which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to further reduction pursuant to limitations under the Internal Revenue Code.

     Eligible employees can rollover to the Plan distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.

     Each participant is entitled to direct the allocation of his or her account among the common stock of TUC or six mutual fund investment options: the Fidelity Puritan Fund, the Fidelity Magellan Fund, the Fidelity Equity Income Fund and the Fidelity Spartan U.S. Equity Index Fund, all of which invest in equity securities; the Fidelity U.S. Bond Index Fund, which invests in fixed income bond securities; and the Fidelity Retirement Government Money Market Portfolio, which invests in short-term U.S. government securities. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment elections at any time, in accordance with the Plan guidelines. As of December 31, 1997 and 1996, all net assets available for benefits were considered to be in participant directed investments.

     Employer Matching Contributions ("company matching") - The maximum participant contribution eligible for matching ranges from 3% to 6% of the participant's eligible compensation, depending on length of service. Company matching contributions as a percentage of participant contributions are at a rate of 50% or 60% depending on length of service. Employees are 100% vested in the matching contributions. Prior to October 1996, ENSERCH made matching contributions in common stock of either ENSERCH or EEX based on the participant's election. From October 1996 and through the merger closing date, matching contributions were invested based on participants' elections. Subsequent to the merger date, all matching contributions are in TUC common stock.

     Investment of Funds - All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

     Unit Values - Participants do not have beneficial ownership in specific securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

     Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

     Withdrawals of after-tax accounts may be made at any time and for any reason while employed. The full amount in the account must be withdrawn and there is a one year restriction on making future after-tax contributions.

     Withdrawals of company matching accounts may be made at any time and for any reason while employed. The full amount in the account must be withdrawn and there is a one year restriction from future participation in the plan.

     Withdrawals from rollover accounts may also be made at any time and for any reason while employed.

     Withdrawals from pretax accounts may be made while employed after meeting certain qualifications as defined by the IRS based on certain hardship rules.

     A participant who terminates employment and has an account balance of more than $3,500 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances equal to or less than $3,500 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     The IRS has established rules governing distributions from the Plan after the participant has attained 70 &half; years of age.

     Unclaimed Terminated Participants' Accounts - The plan has a segregated account of amounts payable to terminated participants of the former Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 1997, and 1996, were $1,431,021 and $1,448,166, respectively, of TRASOP unclaimed terminated participants' benefits. As of December 31, 1997 and 1996, there was $239,122 and $217,521 respectively, invested in the Chase Bank Short Term Investment Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

     Federal Income Taxes -The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code as to form; that the trust established thereunder is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Corporation subject to the conditions and limitations of Section 404 of the Code.

   Based on the Code and regulations issued pursuant thereto:

     (a)Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (b)Employee after-tax contributions are not deductible on the participant's federal income tax return.

     (c)Only pre-tax contributions reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (d)A total withdrawal generally results in taxable income to the participant equal to the gross distribution less any after-tax employee contribution. However, if the total withdrawal meets the lump sum distribution requirement of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

     Termination of the Plan - It is the intention of the Corporation to continue the Plan indefinitely; however, the Corporation, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time.

     In the event of termination of the Plan in whole or in part, each participant in the Plan shall receive a distribution of the entire balance in the participant's account. Participants are 100% vested in their accounts at all times.

2.SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements requires the use of significant estimates and assumptions by management; actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investments in common stock of TUC, ENSERCH and EEX are valued at their quoted market value. Investments in Fidelity mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Security transactions are recorded on the trade date.

     Expenses - All charges and expenses incurred in the administration of the Plan and fees and expenses of the Trustee are paid by the Corporation. Recordkeeping fees are deducted from participants' accounts.

     Benefits Payable - Benefits are recorded when paid. As of December 31, 1997 and 1996, net assets available for benefits included benefits of $286,542 and $121,966 respectively, due to participants who had withdrawn from participation in the Plan but who had not yet received their benefits.

3.MUTUAL FUND VALUATIONS AND COMMON STOCK HOLDINGS

Units in each mutual fund at December 31, 1997 and 1996 and net asset value per unit are presented below.

                                               1997                           1996
                                      ------------------------   -------------------------
                                                     Net Asset                   Net Asset
                                          Number     Value per       Number      Value per
                                         Of units      Unit         of Units       Unit
     Fidelity Mutual Funds:
       Magellan                         112,489.196    $95.27      132,665.247    $80.65
       Puritan                          636,660.101     19.38      699,888.797     17.24
       Equity Income                     92,914.495     52.41       79,502.744     42.83
       Spartan U.S. Equity Index        153,210.458     34.98      127,925.845     26.95
       U. S. Bond Index                 211,094.618     10.79      232,780.053     10.56
       Retirement Government
         Money Market Portfolio       4,592,773.040      1.00    5,462,083.720      1.00

     Shares of common stock of TUC, ENSERCH and EEX at December 31, 1997 and 1996 and market value per share are presented below:

                                      1997                           1996
                             -------------------------     ------------------------
                                              Market                        Market
                               Number of     Value per      Number of     Value per
                                 Shares        Share          Shares        Share
     TUC Common Stock          340,809        $41.500              --           -
     ENSERCH Common Stock          --              --       1,816,568      $23.000
     EEX Common Stock        1,989,075         9.0625          26,011       11.750


4.PARTICIPANT LOANS

     Participants may borrow up to 50% of the market value of their pre-tax employee contribution account and any rollover account; however, the loan cannot exceed $50,000 less the maximum outstanding loan balance in the previous one year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made. The interest rate on loans outstanding at the end of the year ranged from 6% to 10%. Loans are funded by withdrawals from the individual's investment accounts as determined by the plan committee. The maximum term of a loan cannot exceed 5 years or, if earlier, severance from service. A participant may have a maximum of two concurrent loans.

5.SUBSEQUENT EVENTS

     The Plan was amended effective January 1, 1998 to reflect the adoption of a revised company contribution matching schedule and to incorporate certain technical changes required by recent legislation.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN - SUPPLEMENTAL SCHEDULES

ITEM 27 a -SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1997 (Dollar amounts rounded to nearest whole dollar)


  DESCRIPTION OR                                                          FAIR
IDENTITY OF ISSUER                  INVESTMENT            COST            VALUE
-------------------                 -----------          ------          -------
TEXAS UTILITIES COMPANY
  COMMON STOCK *                340,809 shares,        $11,088,528     $14,143,574
                                no par value
ENSERCH EXPLORATION,
  INC. COMMON STOCK *          1,989,075 shares, par    14,367,032      18,025,953
                               value of $1.00
                               per share
FIDELITY MUTUAL FUNDS:

  MAGELLAN FUND                112,489.196 units         9,025,084      10,716,846

  PURITAN FUND                 636,660.101 units        10,927,748      12,338,473

  EQUITY INCOME FUND            92,914.495 units         4,209,169       4,869,649

  SPARTAN U.S. EQUITY INDEX
      FUND                     153,210.458 units         4,353,071       5,359,302

  U.S. BOND INDEX FUND          211,094.618 units        2,204,185       2,277,711

  RETIREMENT GOVERNMENT MONEY MARKET
     PORTFOLIO FUND           4,592,773.040 units        4,592,773       4,592,773

LOANS TO PARTICIPANTS *
  Interest Rate - Ranges from
    6% - 10% (Based on Prime on
    date of loan)
  Maturity Dates -
    Various, from  January 1998
    to May 2002
  Term of Loans - Not less than
    one year or more than
    five years                      777,489 units          777,489         777,489
                                                       -----------     -----------
                        TOTAL                          $61,545,079     $73,101,770
                                                       ===========     ===========

*  Party-in-Interest.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN - SUPPLEMENTAL
 SCHEDULES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, DECEMBER 31, 1997
(Dollar amounts rounded to nearest whole dollar)

                                                                    PURCHASES
                                                         ---------------------------
IDENTITY OF                                              NUMBER OF
OF PARTY INVOLVED        DESCRIPTION OF ASSET            TRANSACTIONS     AMOUNT

CHASE BANK              ENSERCH  EXPLORATION,  INC.
                          COMMON STOCK                        1          $17,455,230


CHASE BANK              ENSERCH EXPLORATION, INC.
                          COMMON STOCK                      129          $17,787,496


CHASE BANK              TEXAS UTILITIES COMPANY
                          COMMON STOCK                       70          $13,042,345


CHASE BANK              TEXAS UTILITIES COMPANY
                          COMMON STOCK                        1          $11,549,805


FIDELITY MUTUAL FUNDS   PURITAN FUND                        154          $ 5,167,448

FIDELITY MUTUAL FUNDS   RETIREMENT GOVERNMENT MONEY
                          MARKET PORTFOLIO FUND             149          $ 5,726,758



                                                                        SALES
                                                  ----------------------------------------------------------------------
                                                                                              CURRENT
                                                                                              VALUE OF
                                                                                              ASSET ON            REALIZED
IDENTITY OF                                         NUMBER OF     SELLING        COST         TRANSACTION            GAIN
   PARTY INVOLVED       DESCRIPTION OF ASSET      TRANSACTIONS     PRICE        OF ASSET        DATE               (LOSS)

CHASE BANK             ENSERCH CORPORATION
                         COMMON STOCK                  153     $36,547,841     $41,996,329     $36,547,841     $(5,448,488)

CHASE BANK             ENSERCH CORPORATION
                         COMMON STOCK                    1     $31,361,875     $36,417,890     $31,361,875     $(5,056,015)

CHASE BANK             ENSERCH EXPLORATION,
                         INC. COMMON STOCK             146     $ 4,702,567     $ 4,397,808     $ 4,702,567     $   304,758

FIDELITY MUTUAL FUNDS  MAGELLAN FUND                   175     $ 5,911,477     $ 5,176,054     $ 5,911,477     $   735,423

FIDELITY MUTUAL FUNDS  PURITAN FUND                    176     $ 6,530,792     $ 5,868,463     $ 6,530,792     $   662,329

FIDELITY MUTUAL FUNDS  RETIREMENT GOVERNMENT
                         MONEY MARKET
                         PORTFOLIO FUND                187     $ 6,596,068     $ 6,596,068     $ 6,596,068     $        --



INDEPENDENT AUDITORS' REPORT

Employees' Thrift Plan Committee
Employees' Thrift Plan of the Texas Utilities Company System:

We have audited the accompanying statements of net assets available for benefits of the ENSERCH Corporation Employee Stock Purchase and Savings Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Dallas, Texas
July 10, 1998

                                SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        EMPLOYEES' THRIFT PLAN OF THE
                                        TEXAS UTILITIES COMPANY SYSTEM


                                        By      /s/ Robert L. Turpin
                                           ---------------------------------
                                        Robert L. Turpin, Assistant Secretary
                                        Employees' Thrift Plan Committee





July 10, 1998